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                                                                     EXHIBIT 3.3

                             AMENDMENT  TO  BYLAWS
                                      OF
                                DSI TOYS, INC.


     Effective as of April 30, 1997, the Bylaws of DSI Toys, Inc. (the "Corporation"), are amended in the following respects:

     Section 1 of Article III of the Corporation's Bylaws is hereby amended and restated to read in its entirety as follows:

             Section 1.  Number and Tenure.  The business and affairs of the
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     Corporation shall be managed by a Board of Directors initially consisting of six directors. The number of directors may be increased or decreased from time to time by resolution of the Board of Directors or by due election of that number of directors by the shareholders, but no decrease by the Board of Directors shall have the effect of shortening the term of any incumbent director.

             The directors, other than those who may be elected by the holders of shares of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of any resolution or resolutions providing for the issuance of such stock adopted by the Board of Directors, shall be classified, with respect to the time for which they severally hold office, into three classes as follows: one class of two directors shall be originally elected for a term expiring at the annual meeting of shareholders to be held in 1998, another class of two directors shall be originally elected for a term expiring at the annual meeting of stockholders to be held in 1999, and another class of two directors shall be originally elected for a term expiring at the annual meeting of shareholders to be held in 2000, with each class to hold office until its successors are elected and qualified. Any newly created directorships resulting from any increase in the number of directors shall be allocated to the classes of directors described in the immediately preceding sentence in such manner so as to maintain, as nearly as possible, the equality in number of the directors in each class. At each annual meeting of the shareholders of the Corporation, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.

             Subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, at each annual meeting of the shareholders, there shall be elected the directors of the class the term of office of which shall then expire.

             In any election of directors, the persons receiving a plurality of the votes cast, up to the number of directors to be elected in such election, shall be deemed elected.

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     The undersigned Secretary of the Corporation hereby certifies that the foregoing amendment to the Corporation's Bylaws was duly adopted by unanimous consent of the Board of Directors of the Corporation effective as of April 30, 1997.


                                        /s/ THOMAS V. YARNELL
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                                        Thomas V. Yarnell
                                        Secretary

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